ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
24 April to 4 June 2010

DATE	DETAILS

4 June 2010	Publication of Annual Report and Accounts and Financial Timetable 2010/11

4 June 2010	Voting Rights and Capital (Transfer of shares from Treasury)

1 June 2010	Voting Rights and Capital (end May issued capital confirmed)

28 May 2010	Debt Repurchase: £10.309m of £247.2m 5.25%. Instruments due June 2011

21 May 2010	Debt Repurchase: £24.285m of £271.488m 5.25%. Instruments due June 2011

20 May 2010	Debt Repurchase:£28.512m of £300m 5.25%. Instruments due June 2011

18 May 2010	Directors share interests- Lapse of Executive Options

11 and 17 May 2010	Voting Rights and Capital (Transfer of shares from Treasury)

10 May 2010	Directors Interests-Share Incentive Plan-monthly update

6 May 2010	Voting Rights and Capital (Transfer of shares from Treasury)

4 May 2010	Voting Rights and Capital (end April issued capital confirmed)

27 April 2010	Voting Rights and Capital (Transfer of shares from Treasury)

Note: During the period three separate National Grid plc Forms 6-k were sent re the following announcements:

25 May 2010: ‘Annual Financial Report’

20 May 2010: ‘Results for the year ended 31 March 2010’

20 May 2010: (Global version) ‘National Grid plc 2 for 5 Rights Issue to raise approximately £3.2bn’